                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Rule 13d-101)

                   Under the Securities Exchange Act of 1934
                             (Amendment No. ____)*



                          DecisionOne Holdings Corp.
________________________________________________________________________________
                               (Name of Issuer)


                    Common Stock, $0.01 par value per share
________________________________________________________________________________
                         (Title of Class of Securities)


                                  2434560100
        _______________________________________________________________
                                (CUSIP Number)

                                  Michele May
                              Bain Capital, Inc.
                               Two Copley Place
                          Boston, Massachusetts 02116
                                (617) 572-3000
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                August 7, 1997
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on following pages(s))

                              Page 1 of 19 Pages

-----------------------                                  ---------------------
 CUSIP No. 2434560100                13D                  Page 2 of 19 Pages
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      BAIN CAPITAL FUND V, L.P.

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      DELAWARE
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            NONE

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          158,619 (SEE ITEM 5)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             NONE

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          158,619 (SEE ITEM 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      158,619 (SEE ITEM 5)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      APPROXIMATELY 1.3%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  ---------------------
 CUSIP No. 2434560100                13D                  Page 3 of 19 Pages
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      BAIN CAPITAL FUND V-B, L.P.

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      DELAWARE
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            NONE

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          413,039 (SEE ITEM 5)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             NONE

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          413,039 (SEE ITEM 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      413,039 (SEE ITEM 5)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      APPROXIMATELY 3.3%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  ---------------------
 CUSIP No. 2434560100                13D                  Page 4 of 19 Pages
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      BAIN CAPITAL PARTNERS V, L.P.

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      NOT APPLICABLE (SEE ITEM 2)
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      DELAWARE
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            NONE

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          571,658 (SEE ITEM 5)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             NONE

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          571,658 (SEE ITEM 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      571,658 (SEE ITEM 5)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      APPROXIMATELY 4.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  ---------------------
 CUSIP No. 2434560100                13D                  Page 5 of 19 Pages
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      BAIN CAPITAL INVESTORS V, INC.

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      NOT APPLICABLE (SEE ITEM 2)
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      DELAWARE
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            NONE

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          571,658 (SEE ITEM 5)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             NONE

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          571,658 (SEE ITEM 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      571,658 (SEE ITEM 5)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      APPROXIMATELY 4.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  ---------------------
 CUSIP No. 2434560100                13D                  Page 6 of 19 Pages
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      W. MITT ROMNEY

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      NOT APPLICABLE (SEE ITEM 2)
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      UNITED STATES
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            NONE

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          810,117 (SEE ITEM 5)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             NONE

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          810,117 (SEE ITEM 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      810,117 (SEE ITEM 5)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      APPROXIMATELY 6.5%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  ---------------------
 CUSIP No. 2434560100                13D                  Page 7 of 19 Pages
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      JOSHUA BEKENSTEIN

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      NOT APPLICABLE (SEE ITEM 2)
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      UNITED STATES
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            NONE

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          238,459 (SEE ITEM 5)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             NONE

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          238,459 (SEE ITEM 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      238,459 (SEE ITEM 5)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      APPROXIMATELY 1.9%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  ---------------------
 CUSIP No. 2434560100                13D                  Page 8 of 19 Pages
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      BCIP ASSOCIATES

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      DELAWARE
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            NONE

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          124,016 (SEE ITEM 5)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             NONE

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          124,016 (SEE ITEM 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      124,016 (SEE ITEM 5)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      APPROXIMATELY 1.0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  ---------------------
 CUSIP No. 2434560100                13D                  Page 9 of 19 Pages
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      BCIP TRUST ASSOCIATES, L.P.

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      DELAWARE
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            NONE

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          114,443 (SEE ITEM 5)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             NONE

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          114,443 (SEE ITEM 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      114,443 (SEE ITEM 5)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      APPROXIMATELY 0.9%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.  Security and Issuer:
         -------------------

               This statement relates to shares of common stock, par value $0.01 per share (the "Common Stock"), of DecisionOne Holdings Corp., a Delaware corporation (the "Company"), with its principal executive offices at 50 East Swedesford Road, Frazer, Pennsylvania 19355.


Item 2.  Identity and Background:
         -----------------------

               (a) This statement is being jointly filed by each of the following persons pursuant to Rule 13d-(1)(f) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "Act"): (i) Bain Capital Fund V, L.P. ("BCF-V"), a Delaware limited partnership, by virtue of its direct beneficial ownership of 158,619 shares of Common Stock; (ii) Bain Capital Fund V-B, L.P. ("BCF-V-B"), a Delaware limited partnership, by virtue of its direct beneficial ownership of 413,039 shares of Common Stock; (iii) Bain Capital Partners V, L.P. ("BCP"), a Delaware limited partnership, as the sole general partner of BCF-V and BCF-V-B; (iv) Bain Capital Investors V, Inc. ("BCI"), a Delaware corporation, as the sole general partner of BCP; (v) W. Mitt Romney ("Mr. Romney"), an individual, as the sole shareholder of BCI and as a member of the Management Committee of BCIP and BCIPT (both as defined herein); (vi) Joshua Bekenstein ("Mr. Bekenstein"), an individual, as a member of the Management Committee of BCIP and BCIPT; (vii) BCIP Associates ("BCIP"), a Delaware general partnership, by virtue of its direct beneficial ownership of 124,016 shares of Common Stock; and (viii) BCIP Trust Associates, L.P. ("BCIPT"), a Delaware limited partnership, by virtue of its direct beneficial ownership of 114,443 shares of Common Stock. BCF-V, BCF-V-B, BCIP and BCIPT are hereinafter collectively referred to as the "Funds," and together with BCP, BCI, Mr. Romney and Mr. Bekenstein are hereinafter collectively referred to as the "Reporting Persons." The Reporting Persons have entered into a Joint Filing Agreement, dated August 18, 1997, a copy of which is filed with this statement as Exhibit A (which is hereby incorporated by reference), pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(f)(1) under the Act.

          Certain information required by this Item 2 concerning each partner who is denominated as a general partner of the Reporting Persons, and directors and executive officers of such general partners, is set forth on Schedule A attached hereto, which is incorporated herein by reference.

          The Reporting Persons may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Act as a result of such Reporting Persons being persons associated with Bain Capital, Inc., a Delaware corporation ("Bain Capital"), which is a management company. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this statement.

               (b) The address of the principal business and principal office of the Reporting Persons is c/o Bain Capital, Inc., Two Copley Place, Boston, Massachusetts 02116.

               (c) The principal business of the Reporting Persons is to make investments in common stock and other interests in business organizations, domestic or foreign, with the principal objective of appreciation of capital invested.

               (d) During the last five years, none of the Reporting Persons nor, to the best knowledge of such persons, any of the persons named in Schedule A to this statement,

                              Page 10 of 19 Pages
     has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) During the last five years, none of the Reporting Persons nor, to the best knowledge of such persons, any of the persons named in Schedule A to this statement, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any person was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f) The Reporting Persons believe that all persons named in Schedule A to this statement are citizens of the United States.


Item 3.  Sources and Amount of Funds or Other Consideration:
         --------------------------------------------------

         On August 7, 1997, the Funds acquired 810,117 shares of common stock, par value $0.01 per share, of Quaker Holding Co., a Delaware corporation formed for the purpose of merging into the Company ("Quaker"), for an aggregate sum of $16,694,380.71 pursuant to a Subscription Agreement dated as of such date (the "Purchase Agreement"). A copy of the Purchase Agreement is attached as Exhibit B and incorporated herein by reference. Immediately after the acquisition of the shares of common stock of Quaker by the Funds (and also on August 7, 1997), Quaker merged with and into the Company, with the Company surviving. As a result of the merger, each share of common stock of Quaker held by the Funds was converted into one share of Common Stock. A copy of the Agreement and Plan of Merger dated as of May 4, 1997 is attached as Exhibit C and incorporated herein by reference.

         The source of funds used as consideration by the Funds in this transaction was a pool of capital raised for transactions of this type.


Item 4.  Purpose of Transaction:
         ----------------------

         Each of the Funds acquired the Common Stock for its own account with the present intention of holding the Common Stock for purposes of investment. As of the date hereof, the Funds are the beneficial owners of 810,117 shares of Common Stock (see Item 5). Depending on market conditions and other factors, including evaluation of the Company's business and prospects, ability to dispose of the shares to a third party, ability to dispose of shares in the market, availability of funds, alternative uses of funds and general economic conditions, the Funds may from time to time purchase additional securities of the Company or dispose of all or a portion of their investment in the Company.

         On August 7, 1997, the Company, certain of its stockholders and the Funds entered into an Investors' Agreement (the "Investors' Agreement") pursuant to which, among other things, the Funds agreed to vote the shares of Common Stock held by them in favor of a board of directors of seven members, six of which may be designated by DLJ Merchant Banking Partners II, L.P. and one of which may be designated by certain management shareholders of the Company. A copy of the Investors' Agreement is attached as Exhibit D and incorporated herein by reference.

         Except as otherwise described in this statement, none of the Reporting Persons nor, to the best knowledge of such persons, any of the persons named on Schedule A to this statement, has any present plans or proposals which relate to or would result in:

                              Page 11 of 19 Pages

          (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

          (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

          (c) A sale or transfer of a material amount of assets of the Company or of any of its subsidiaries;

          (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

          (e) Any material change in the present capitalization or dividend policy of the Company;

          (f) Any other material change in the Company's business or corporate structure, including but not limited to, if the Company is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

          (g) Changes to the Company's charter, bylaws or instruments corresponding thereto or other actions which may further impede the acquisition of control of the Company by any person;

          (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933, as amended; or

          (j)  Any action similar to any of those enumerated above.


Item 5.  Interest In Securities of the Issuer:
         ------------------------------------

          (a) - (c) Each Reporting Person has, as of August 7, 1997, shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of the Common Stock as follows:

          Bain Capital Fund V, L.P. BCF-V has the shared power to vote and to dispose of 158,619 shares of Common Stock currently held by BCF-V, constituting approximately 1.3% of the outstanding Common Stock.

          Bain Capital Fund V-B, L.P. BCF-V-B has the shared power to vote and to dispose of 413,039 shares of Common Stock currently held by BCF-V-B, constituting approximately 3.3% of the outstanding Common Stock.

          Bain Capital Partners V, L.P. BCP, as the sole general partner of BCF-V and BCF-V-B, may be deemed to have the shared power to vote and to dispose of 571,658 shares of Common Stock currently held by BCF-V and BCF-V-B, which constitutes approximately 4.6% of the outstanding Common Stock. The filing of this Schedule 13D by BCP shall not

                              Page 12 of 19 Pages
     be considered an admission that BCP is, for the purpose of Section 13(d) of the Exchange Act, the beneficial owner of such shares held by BCF-V or BCF-V-B.

          Bain Capital Investors V, Inc. BCI, as the sole general partner of BCP, may be deemed to have the shared power to vote and to dispose of 571,658 shares of Common Stock currently held by BCF-V and BCF-V-B, which constitutes approximately 4.6% of the outstanding Common Stock. The filing of this Schedule 13D by BCI shall not be considered an admission that BCI is, for the purpose of Section 13(d) of the Exchange Act, the beneficial owner of such shares held by BCF-V or BCF-V-B.

          W. Mitt Romney. Mr. Romney, as the sole stockholder of BCI, may be deemed to have the shared power to vote and to dispose of 571,658 shares of Common Stock currently held by BCF-V and BCF-V-B. In addition, Mr. Romney serves as a member of the Management Committee of BCIP and BCIPT and, in such capacity, may be deemed to have the shared power to vote and dispose of the 238,459 shares of Common Stock currently held by BCIP and BCIPT. In total, these 810,117 shares of Common Stock held by the Funds constitute approximately 6.5% of the outstanding Common Stock. The filing of this
     Schedule 13D by Mr. Romney shall not be considered an admission that Mr. Romney is, for the purpose of Section 13(d) of the Exchange Act, the beneficial owner of such shares held by the Funds.

          Joshua Bekenstein. Mr. Bekenstein, as a member of the Management Committee of BCIP and BCIPT, may be deemed to have the shared power to vote and dispose of the 238,459 shares of Common Stock currently held by BCIP and BCIPT, which constitutes approximately 1.9% of the outstanding Common Stock. The filing of this Schedule 13D by Mr. Bekenstein shall not be considered an admission that Mr. Bekenstein is, for the purpose of Section 13(d) of the Exchange Act, the beneficial owner of such shares held by BCIP or BCIPT.

          BCIP Associates. BCIP has the shared power to vote and to dispose of 124,016 shares of Common Stock currently held by BCIP, which constitutes approximately 1.0% of the outstanding Common Stock.

          BCIP Trust Associates, L.P. BCIPT has the shared power to vote and to dispose of 114,443 shares of Common Stock currently held by BCIPT, which constitutes approximately 0.9% of the outstanding Common Stock.

          Pursuant to Rule 13d-5(b)(1) under the Exchange Act, the Reporting Persons may be deemed as a "group" to have beneficial ownership of 810,117 shares of Common Stock, the aggregate number of shares of Common Stock held by the Funds, representing approximately 6.5% of the outstanding Common Stock as of August 7, 1997.

          The Reporting Persons and the other parties to the Investors' Agreement (as identified on the signatures pages thereto) may also be deemed a "group" for purposes of Section 13(d)(3) of the Act as a result of the voting arrangements set forth in the Investors' Agreement, as described in Item 4 above.

          Except as otherwise specifically noted, all of the percentages calculated in this Schedule 13D are based upon an aggregate of 12,402,458 shares of Common Stock outstanding as of August 7, 1997, as disclosed to the Reporting Person by the Company. Each Reporting Person expressly disclaims beneficial ownership of any shares of Common Stock beneficially owned by each other Reporting Person and by the other parties to the Investors' Agreement.

                              Page 13 of 19 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer:

          Except as otherwise set forth in this statement (and the agreements referenced herein), to the best knowledge of the Reporting Persons, no contracts, arrangements, understandings or relationships (legal or otherwise) exist among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or loss, or the giving or withholding or proxies.


Item 7.   Material to be Filed As Exhibits:

          Exhibit A -- Agreement Re Joint Filing of Schedule 13D.

          Exhibit B -- Subscription Agreement among the Funds and certain other stockholders of the Company named therein, incorporated herein by reference to Exhibit No. 2 to the Schedule 13D filed on behalf of Apollo Investment Fund III, L.P. on August 18, 1997.

          Exhibit C -- Agreement and Plan of Merger dated as of May 4, 1997 between the Company and Quaker Holding Co., incorporated herein by reference to Exhibit No. 1 to the Schedule 13D filed on behalf of Apollo Investment Fund III, L.P. on August 18, 1997.

          Exhibit D -- Investors' Agreement among the Funds and certain other stockholders of the Company named therein, incorporated herein by reference to Exhibit No. 3 to the Schedule 13D filed on behalf of Apollo Investment Fund III, L.P. on August 18, 1997.

                              Page 14 of 19 Pages

                                   SIGNATURE

          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  August 18, 1997

                                 BAIN CAPITAL FUND V, L.P.

                                 By:  Bain Capital Partners V, L.P.
                                 Its:   General Partner

                                 By:  Bain Capital Investors V, Inc.
                                 Its:  General Partner


                                 By:  /s/ W. Mitt Romney
                                 ------------------------------------
                                      A Managing Director



                                 BAIN CAPITAL FUND V-B, L.P.

                                 By:  Bain Capital Partners V, L.P.
                                 Its:  General Partner

                                 By:  Bain Capital Investors V, Inc.
                                 Its:  General Partner


                                 By:  /s/ W. Mitt Romney
                                 ------------------------------------
                                      A Managing Director



                                 BAIN CAPITAL PARTNERS V, L.P.

                                 By:  Bain Capital Investors V, Inc.
                                 Its:  General Partner


                                 By:  /s/ W. Mitt Romney
                                 ------------------------------------
                                      A Managing Director




                              Page 15 of 19 Pages

                                 BAIN CAPITAL INVESTORS V, INC.


                                 By:  /s/ W. Mitt Romney
                                 ----------------------------------
                                 Name:  W. Mitt Romney
                                 Title:  President and Chief
                                 Economic Officer



                                        /s/ W. Mitt Romney
                                 ----------------------------------
                                          W. Mitt Romney


                                       /s/ Joshua Bekenstein
                                 ----------------------------------
                                          Joshua Bekenstein



                                 BCIP ASSOCIATES

                                 By:  /s/ W. Mitt Romney
                                 ----------------------------------
                                 A General Partner


                                 BCIP TRUST ASSOCIATES, L.P.


                                 By:  /s/ W. Mitt Romney
                                 ----------------------------------
                                 A General Partner



                              Page 16 of 19 Pages

                                                                      Schedule A
                                                                      ----------



          The Reporting Persons are investment partnerships associated with Bain Capital, Inc., a Delaware corporation ("Bain Capital, Inc."), which is a management company.

          Bain Capital Partners V, L.P., a Delaware limited partnership ("BCP"), is the sole general partner of each of BCF-V and BCF-V-B. The sole general partner of BCP is Bain Capital Investors V, Inc., a Delaware corporation ("BCI"). W. Mitt Romney is the sole shareholder of BCI. The director and executive officers of BCI are: Mr. Joshua Bekenstein (Treasurer and Managing Director), Mr. Edward Conard (Managing Director), Mr. David Dominik (Managing Director), Mr. Paul B. Edgerley (Managing Director), Mr. Robert C. Gay (Managing Director), Mr. Adam Kirsch (Managing Director), Mr. Ronald P. Mika (Managing Director), Mr. Mark E. Nunnelly (Managing Director), Mr. Stephen G. Pagliuca (Secretary and Managing Director), Mr. Geoffrey S. Rehnert (Managing Director), Mr. W. Mitt Romney (Director, President, CEO and Managing Director), Mr. Robert
F. White (Managing Director), and Mr. Marc B. Wolpow (Managing Director).

          The general partners of both BCIP and BCIPT with an interest in the issuer's securities include Prescott Ashe, Charles A. Ballard, Andrew Balson, Steven Barnes, Joshua Bekenstein, Carson Biederman, Roy Edgar Brakeman, III, Sherwin Chen, Edward Conard, John P. Connaughton, Todd Cook, Christin P. Daly, David Dominik, Paul B. Edgerley, Domenic Ferrante, E. Blair Ford, Jacques Garibaldi, Robert C. Gay, Nathan Gilliland, Jonathan Goodman, Marshall Haines, Igor Ioppe, Yoo Jin Kim, Adam Kirsch, Michael Krupka, Jonathan Lavine, Matthew Levin, Susan Lock, Ian Loring, Phil Loughlin, John W. Maki, Michele D. May, Sarma Melngailis, Ronald P. Mika, Jacob Mizrahi, Thomas W. Morgan, Kristin W. Mugford, Brian Murphy, Mark Nunnelly, Jack O'Malley, Stephen G. Pagliuca, William Pappendick, Dwight Poler, Joseph Pretlow, Geoffrey S. Rehnert, Ian Reynolds, Tchad Clark Robinson, W. Mitt Romney, Douglas J. Rudisch, Ashish Rughwani, Neil Simpkins, Paul Spinale, Ann Marie Viglione, Robert F. White and Marc B. Wolpow.

                              Page 17 of 19 Pages

                                                                       Exhibit A
                                                                       ---------


                    AGREEMENT REGARDING THE JOINT FILING OF
                                  SCHEDULE 13G

                             _____________________


The undersigned hereby agree as follows:

          (i) Each of them is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf of each of them; and

          (ii) Each of them is responsible for the timely filing of such
Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date:  August 18, 1997                 BAIN CAPITAL FUND V, L.P.

                                       By:  Bain Capital Partners V, L.P.
                                       Its:  General Partner

                                       By:  Bain Capital Investors V, Inc.
                                       Its:  General Partner


                                       By:  /s/ W. Mitt Romney
                                            ------------------------------------
                                            A Managing Director

                                       BAIN CAPITAL FUND V-B, L.P.

                                       By:  Bain Capital Partners V, L.P.
                                       Its:  General Partner

                                       By:  Bain Capital Investors V, Inc.
                                       Its:  General Partner


                                       By:  /s/ W. Mitt Romney
                                            ------------------------------------
                                            A Managing Director

                              Page 18 of 19 Pages

                                        BAIN CAPITAL PARTNERS V, L.P.

                                        By:  Bain Capital Investors V, Inc.
                                        Its: General Partner


                                        By: /s/ W. Mitt Romney
                                            -----------------------------
                                            A Managing Director

                                        BAIN CAPITAL INVESTORS V, INC.


                                        By: /s/ W. Mitt Romney
                                            -----------------------------
                                            Name:   W. Mitt Romney
                                            Title:  President and Chief
                                                    Economic Officer



                                               /s/ W. Mitt Romney
                                        -----------------------------------
                                                   W. Mitt Romney



                                             /s/ Joshua Bekenstein
                                        -----------------------------------
                                                 Joshua Bekenstein



                                        BCIP ASSOCIATES


                                        By: /s/ W. Mitt Romney
                                            -----------------------------
                                            A General Partner


                                        BCIP TRUST ASSOCIATES, L.P.


                                        By: /s/ W. Mitt Romney
                                            -----------------------------
                                            A General Partner



                              Page 19 of 19 Pages